March 6, 2006

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: SEC Comments Letter Dated February 27, 2006 Regarding Lescarden Inc. (File No. 0-10035) Form 10-KSB for the Fiscal Year Ended
May 31, 2005 and Forms 10QSB for the Fiscal Quarters Ended
August 31, 2005 and November 30, 2005

Dear Mr. Rosenberg :

Following is our reply to the above referenced letter.
Form 10-KSB for the year ended May 31, 2005
Disclosure Controls and Procedures, page 17
Upon clearance from the SEC, we will revise our fiscal 2005
Form 10-KSB and fiscal 2006 Forms 10-QSB to indicate that our disclosure controls and procedures were effective as of the end of the period covered by the specific report. The revisions will be made at the end of the second to the last paragraph of the Disclosure Controls and Procedures disclosure and our future filings will include the revised language.

Certification, page 25

Upon clearance from the SEC, we will revise our certifications provided in our fiscal 2005 Form 10-KSB and fiscal 2006 Forms 10-QSB to be worded exactly as required by Item 601(b) (31) of Regulation S-B as last amended and our future filings will include the revised language. Also, we will file the Certification as
Exhibit 31. Following will be the revised Certification for the fiscal year end 2005:

CERTIFICATION

I, William E. Luther, certify that:

1. I have reviewed this annual report on Form 10-KSB of Lescarden
   Inc., a small business issuer.

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report:

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the small business issuer as of, and for, the periods presented in this report;

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a - (15(e) and 15d - 15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the small business issuer and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the small business issuer, is made know to me, particularly during the period in which this report is being prepared;

c) Evaluated the effectiveness of the small business issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the small business issuer's internal control over financial reporting that occurred during the small business issuer's most recent fiscal quarter (the small business issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the small business issuer's internal control over financial reporting; and

5. I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the small business issuer's auditors and the audit committee of the small business issuer's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the small business issuer's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the small business issuer's internal control over financial reporting.

Date: 	March 6, 2006
	/s/William E. Luther
	Chief Executive Officer and Chief Financial Officer

In connection with our response to your comments, please note the following:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing:

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any act ion with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,



William E. Luther
Chief Executive Officer